Don Felice

Special Counsel

T. 215-979-3884

F. 215-988-4320

dfelice@mccarter.com

McCarter & English, LLP

BNY Mellon Center

1735 Market Street - Suite 700

Philadelphia, PA 19103-7501

T. 215.979.3800

F. 215.979.3899

www.mccarter.com

BOSTON

HARTFORD

STAMFORD

NEW YORK

NEWARK

EAST BRUNSWICK

PHILADELPHIA

WILMINGTON

WASHINGTON, DC

December 21, 2015

Mr. Jim O’Connor

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	HC Capital Trust (“Registrant”)
File Nos.: 33-87762 and 811-08918
Post Effective Amendment No. 76

Dear Mr. O’Connor:

This correspondence is being provided to you in response to your comments (“Staff Comments”) communicated during our telephone conversation of November 30, 2015 with respect to Post Effective Amendment No. 76 to Registrant’s Registration Statement filed on October 16, 2015 pertaining to the registration of shares of The Catholic SRI Growth Portfolio (the “Portfolio”).

For your convenience, we have summarized our understanding of the Staff Comments in bold typeface and set forth our response in the following italicized text.

General Comments

1.	You noted that your comments would be made with respect to the HC Strategic Shares prospectus, but that they would apply to the HC Advisors Shares prospectus as well.

Response: All changes made in repose to Staff comments will be made in both prospectuses.

Prospectus

1.	With respect to the Principal Investment strategies, you expressed the view that the use of the word “growth” in the name of a portfolio suggests that fixed income investments would not be a part of its principal strategies. In light of the strategy, you suggested that a name like “growth and income fund” could be more appropriate.

Response: Registrant believes the name “The Catholic SRI Growth Portfolio” is appropriate. Assets of the Portfolio will not be invested with the objective of producing

December 21, 2015

current income. Fixed income investments can be used to generate capital appreciation, for example in times of falling interest rates. Income generated by such investments, while not being the Portfolio’s principal objective, would contribute to the objective of “total return.”

2.	You requested clarification in the Principal Investment Strategies as to whether the Portfolio may invest in companies of any size.

Response: The disclosure has been revised.

3.	You noted that the Principal Strategies disclosure includes a statement that “the Portfolio may invest in other instruments, including but not limited to derivatives.” You requested that the disclosure specifically identify all the “other instruments” in which the Portfolio will invest as part of principal strategy.

Response: Please see the disclosure in the prospectus under the heading “Investment Risks and Strategies – About Derivative Strategies.”

4.	You noted that the Principal Strategies disclosure includes reference to ETFs and inquired as to why there was no “Acquired Fund Fees and Expenses” line in the accompanying fee table.

Response: ETFs are listed as a Principal Investment Strategy because the Portfolio Managers are specifically authorized to invest up to 100% of the Portfolio’s assets in ETFs. It is not anticipated, however, that the Portfolio Managers will initially structure the Portfolio’s investments in a manner that would result in Acquired Fund Fees and Expenses of more than 0.01%, but should this occur, appropriate disclosure will be included in the fee tables.

5.	You noted that the Principal Strategies disclosure states that “the Portfolio integrates a range of social and moral concerns into its security selection process” and that “[t]hese issues may include protecting human life; promoting human dignity; reducing arms production; pursuing economic justice; protecting the environment, and encouraging corporate responsibility.” You asked how these concerns translate to picking stocks and requested that the disclosure be more specific about the kinds of companies and countries that the fund will invest in and those that it will not in executing its strategy.

Response: Please see the response to comment 17.

6.	You suggested that the Portfolio’s investments may be required to meet the 80% test of Rule 35d-1.

December 21, 2015

Response: Registrant believes that the Portfolio’s name refers to investment strategies that will be employed and does not describe a type of securities in which the Portfolio will invest. Accordingly, Rule 35d-1 does not apply to the Portfolio.

7.	You suggested that the prospectus disclosure on derivative investments be revised to include certain additional disclosure.

Response: Please see the disclosure in the prospectus under the heading “Investment Risks and Strategies – About Derivative Strategies.”

8.	You asked whether the Portfolio would concentrate investments.

Response: The Portfolio has a fundamental investment limitation, set forth in the Statement of Additional Information as required by Section 8(b) of the Investment Company Act of 1940, which states that it will not concentrate more than 25% of its assets in any one industry (excluding the US Government and investment companies).

9.	You requested that the prospectus disclosure indicate to what extent the Portfolio intends to invest in foreign securities, and of that to what extent it intends to invest in emerging market securities.

Response: As stated in the Principal Investment Strategies, the Portfolio Managers are permitted to invest the Portfolio’s assets without any geographic limitation. Decisions as to how to geographically allocate the assets will be made by the Adviser on an ongoing basis based on its assessment of the markets and are not expected to conform to any one given distribution.

10.	With respect to the Principal Risk disclosure related to emerging markets, you asked that Registrant define “emerging markets.”

Response: The Portfolio is permitted to invest in companies located anywhere in the world. The Portfolio generally considers “emerging markets” countries to be those included in the MSCI Emerging Markets Index and has revised the risk disclosure accordingly.

11.	You requested that the Portfolio disclose in the strategy section that the Portfolio may invest in bonds of any grade and, if so, that the Portfolio does not have a duration strategy.

Response: The Principal Investment Strategy section currently includes disclosure that “the Adviser may invest without limitation in fixed income securities of all types and without regard to duration or investment ratings.”

12.	With respect to the Principal Risks related to derivative investing, you requested that the risks of all derivatives that are part of the Portfolio’s principal investment strategy be specifically described and that the disclosure explain how the use of derivatives will further the Portfolio’s investment strategy.

December 21, 2015

Response: Please see the disclosure in the prospectus under the heading “Investment Risks and Strategies – About Derivative Strategies.”

13.	You requested that, if applicable, the prospectus disclosure on performance include a statement explaining that updated performance information is available and providing a web site address and/or toll-free (or collect) telephone number where the updated information may be obtained.

Response: This is not applicable.

14.	With respect to the investment styles of two of the Specialist Managers serving the Portfolio, you asked whether the reference to a “passive investment strategy” was correct as there was no reference to the fact that the Portfolio was tracking an index.

Response: Please see the response to comment 24.

15.	With respect to the disclosure “[a]bout [b]enchmarks,” you requested that the disclosure note whether the index to be used for performance disclosure will be the gross return or net of foreign source withholding version of the index.

Response: The disclosure has been revised.

16.	You requested that the prospectus disclose the USCCB guidelines and explain how they guide the Portfolio’s investment decisions, stating specifically the kinds of investments the Portfolio will make and not make as the result of adherence to those guidelines.

Response: Please see the response to comment 17. Registrant is not authorized to re-publish the USCCB Guidelines themselves

17.	You noted that the prospectus disclosure states that the Portfolio will “contain both “absolute” and “significant revenue” guidelines that cover protecting human life, pursuing economic justice, protecting the environment, encouraging corporate responsibility, promoting human dignity and reducing arms production.” You requested that the disclosure define the terms, “absolute” and “significant revenue” guidelines and explain what it means that the Portfolio will “contain these guidelines.”

December 21, 2015

Response: The disclosure has been revised as follows:

In selecting investments, the Portfolio seeks to adhere to the social and moral concerns set forth in the Social Guidelines. The Portfolio will not invest in companies engaged in: activities that include direct participation in or support of abortion (unless the company is absolutely required by law to do so); the manufacture of contraceptives (or that derive a significant portion of their revenues from the sale of contraceptives); scientific research on human fetuses or embryos, including human cloning and fetal stem cell research; adult entertainment; or the manufacture, sale or use of anti-personnel landmines and the Portfolio will seek to avoid investment in companies that are primarily engaged in the production of military weapons.

18.	With respect to the disclosure on inflation indexed securities, you asked what the risk to investors would be if there was no inflation or deflation

Response: The disclosure has been revised.

19.	With respect to the disclosure on “Floating Rate Loans and Loan Participations” and “Inverse Floating Rate Municipal Obligations,” you indicated that you believed that the strategy disclosure had stated that the Portfolio invested only in fixed rate debt and asked how these instruments fit within that limitation.

Response: The Principal Investment Strategies do not state that the Portfolio will only invest in fixed rate debt. As noted above, those strategies state that the Portfolio “may invest without limitation in fixed income securities of all types (emphasis added).” As noted in the Prospectus under the heading “About Fixed Income Securities,” “[a] fixed income security may have all types of interest rate payment and reset terms, including fixed rate, adjustable rate, zero coupon, contingent, deferred, payment in-kind and auction rate features (emphasis added).” At no point does the prospectus indicate anything about investing only in “fixed rate” debt.

20.	You requested that the disclosure regarding the fact that the Specialist Managers are paid directly by Registrant be made clearer.

Response: The disclosure has been revised.

21.	With respect to the disclosure regarding the Portfolio’s discretion to accept “in-kind” purchases, you requested that the disclosure be revised to reflect the fact that, although the fund always has the right to determine whether to accept or reject a purchase order, once accepted, the purchase must be effected at the NAV next determined after the request was received by the Portfolio.

Response: Registrant believes that the disclosure is correct.

December 21, 2015

22.	With respect to the disclosure on purchases and redemptions, you requested that Registrant add additional disclosure stating that investors’ taxpayer IDs and a record of their transactions may be turned over to the Registrant by their broker upon a request from the Registrant.

Response: The disclosure has been revised.

23.	With respect to the prospectus disclosure regarding Securities Lending, you requested certain additional disclosure be added regarding conditions that must be met whenever the Portfolio’s portfolio securities are loaned.

Response: Registrant’s securities lending program is subject to compliance policies and procedures that set forth all of the conditions applicable to each Portfolio’s securities lending activities, but Registrant does not believe that it is necessary or required by Form N-1A to recite all applicable procedures in the registration statement.

24.	You suggested that the fee structures in place for the Specialist Managers could encourage them to invest assets disproportionately in riskier markets (e.g., they receive a higher fee for emerging markets investments than for domestic investments).

Response: Although Specialist Managers may use passive investing strategies, these strategies are not designed to “track” any index. Rather, the index represents a universe of securities from which securities will be selected in an effort to “capture specific asset classes, industry characteristics and market characteristics within the equity markets and as identified by the Adviser,” as well as apply the applicable SRI screens. Decisions as to the allocation of the Portfolio’s assets among the various asset classes will only be made by the overall investment adviser (the “Adviser”). The Specialist Managers will manage the assets of the Portfolio in the various asset classes only as directed by the Adviser and will have no discretion to move assets from one asset class to another. The varying fee schedules reflect the Specialist Manager’s fees for managing each different asset class without reference to the fact that they may or may not be managing assets in another asset class.

25.	You noted that there was no provision for a 12b-1 fee in the fee table for the HC Strategic Shares.

Response: This is correct. HC Strategic Shares are not subject to a 12b-1 fee.

SAI

1.	With respect to the disclosure regarding the 12b-1 Plan applicable to HC Advisers Shares, you requested that additional disclosure be added regarding various aspects of the Plan.

December 21, 2015

Response: The SAI contains all of the disclosure regarding the Registrant’s 12b-1 Plan that is required by Form N-1A Item 19(g). The Registrant will reconsider the disclosure related to its 12b-1 Plan in the event of any actual implementation of the Plan or the payment of any fees thereunder.

2.	With respect to the disclosure on “index” investing you asked that the disclosure explain how investing in the MSCI Index is consistent with the Portfolio’s Catholic investing strategy.

Response: Please see the response to Comment 24 to the Prospectus, above.

3.	With respect to the disclosure on repurchase agreements, you asked that Registrant confirm that the Portfolio’s repos will be fully collateralized.

Response: Registrant directs your attention to the highlighted text in the disclosure reproduced below, which is the third paragraph under the heading “Repurchase Agreements” in the SAI:

Apart from the risk of bankruptcy or insolvency proceedings, there is also the risk that the repo counterparty may fail to repurchase the security. However, the Portfolio will always receive as collateral for any repurchase agreement to which it is a party, securities acceptable to it, the market value of which is equal to at least 102% of the repurchase price, and the Portfolio will make payment against such securities only upon physical delivery or evidence of book entry transfer of such collateral to the account of its custodian bank. If the market value of the security subject to the repurchase agreement falls below the repurchase price the Trust will direct the repo counterparty to deliver to the Trust’s custodian additional securities so that the market value of all securities subject to the repurchase agreement will equal or exceed the repurchase price.

4.	You requested that the SAI disclosure on Securities Lending be revised to note that the Portfolio may not loan more than one-third of its total assets.

Response: Registrant points out that the Prospectus disclosure on Securities Lending currently states that “[t]he Portfolio will not enter into any securities lending transaction if, at the time the loan is made, the value of all loaned securities, together with any other borrowings, equals more than one-third of the value of that Portfolio’s total assets.”

5.	You suggested that certain disclosure regarding FNMA and FHLMC may be out of date.

Response: The disclosure has been revised.

December 21, 2015

6.	With respect to the disclosure in Illiquid securities, you inquired as to whether the Portfolio intends to undertake any of the reforms proposed by the SEC in proposed Rule 22e-4 regarding the Board’s approval and review of the liquidity of the Portfolio’s investments.

Response: Registrant is aware of the policies underlying the Commission’s recent Rule proposal, but has taken no action specifically with respect to these proposals pending adoption of a final Rule.

7.	You requested that the SAI disclosure regarding Pay in Kind Securities be expanded, including a discussion of OID risk.

Response: The disclosure has been revised.

8.	You requested that the investment limitation on borrowing be revised with respect to reverse repurchase agreements.

Response: The investment limitation is correct. The use of reverse repurchase agreements is consistent with all limits on senior securities. Additional disclosure with respect to reverse repurchase agreements has been added elsewhere in the SAI to provide clarification.

9.	With respect to the investment limitation on investing in commodities, you asked how the Portfolio will comply with the IRS position that the income from such investments is not qualifying income as defined in Section 851(b)(2) of the Code.

Response: The disclosure has been revised. As noted elsewhere in the SAI, the Portfolio will seek to qualify as a regulated investment company under Subchapter M of the Internal Revenue Code and will monitor its investments to ensure that a sufficient portion of its income each year is “qualified” income as defined in Section 851(b)(2) of the Code.

10.	With respect to the investment limitation on industry concentration, you requested that the disclosure be changed to state that the Portfolio may not invest more than 25% of the value of its net assets in any one industry.

Response: The SAI disclosure correctly sets forth the Portfolio’s fundamental investment policy to not concentrate it’s investments in any industry or group of industries as required by Item 16(c)(1)(iv) of Form N-1A. Your comment appears to relate to the requirement to disclose any policy to concentrate investments as part of the Principal Investment Strategy disclosure required in the prospectus by Item 9(b)(1). There is no such policy to disclose in the Item 9 disclosure.

11.	You suggested that it may not be appropriate to state that the 15% limit on illiquid securities will be computed at the time of purchase, and suggested that Registrant should consider additional disclosure regarding any corrective measures that will be employed to maintain the 15% threshold.

December 21, 2015

Response: Registrant believes that the restriction, as currently stated, accurately states both applicable law and the Portfolio’s policy. Registrant notes that this position is consistent with existing SEC guidance, as set forth in “Revisions of Guidelines to Form N-1A,” Investment Company Act Release No. 18612 (March 20, 1992). Registrant also notes that the Commission Staff’s 1992 position on the matter as expressed in the release cited above was recently re-affirmed in a statement that these guidelines remain in effect in IM Guidance Update No. 2014-01 (January, 2014) at Note 1. This position is also consistent with the proposing release for Proposed Rule 22e-4, which specifically refers to limits on illiquid securities being applicable at the time of purchase.

12.	You questioned whether the reference to Regulation 1.3(y)(y) under the Commodity Exchange Act in the disclosure related to “Further Information About the Portfolio’s Investment Restrictions” was correct.

Response: Registrant believes that the disclosure in question was accurate, but it has been deleted due to the above-noted change in the language of the restriction to which it related.

Very truly yours,

/s/ Don Felice

Don Felice